Mara Ransom

Assistant Director

Office of Consumer Products

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

September 24, 2019

Re:	Winc, Inc.

Offering Statement on Form 1-A

File No. 024-11050

Dear Ms. Ransom:

On behalf of Winc, Inc., I hereby request qualification of the above-referenced offering statement at 2:00 pm, Eastern Time, on Thursday, September 26, 2019, or as soon thereafter as is practicable.

Sincerely,

/s/ Geoffrey McFarlane

Geoffrey McFarlane

CEO

Winc, Inc.